UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-259692 and No. 333-269182) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Financial statements of businesses acquired

As previously disclosed, on January 31, 2025, Ridgetech, Inc., a Cayman Islands exempted company (the “Company”) entered into (i) the Equity Exchange Agreement, by and among the Company, Lingtao Kong, and Ridgeline International Limited (“Ridgeline”), pursuant to which the Company agreed to effect an acquisition of Ridgeline, by acquiring from Lingtao Kong all of the issued and outstanding ordinary shares of Ridgeline (the “Acquisition Transaction”), and (ii) the Equity Exchange Agreement, by and among the Company, Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”), Lei Liu, Li Qi, and Oakview International Limited (“Oakview”), pursuant to which Renovation shall, and the Company shall cause Renovation to, transfer all equity in Zhejiang Jiuxin Investment Management Co. Ltd. to Oakview, in exchange for the irrevocable surrender for no consideration by Mr. Lei Liu, Ms. Li Qi, Oakview and their affiliates in total 2,548,353 ordinary shares of the Company back to the Company (the “Divestiture Transaction”). The Divestiture Transaction and the Acquisition Transaction are collectively referred to as the Restructuring Transactions.

On February 28, 2025, the Restructuring Transactions were consummated.

The audited financial statements of Ridgeline as of and for the years ended March 31, 2024, and the interim unaudited financial statements of Ridgeline as of and for the six months ended September 30, 2024 are filed as Exhibit 99.1 and Exhibit 99.2 to this Form 6-K, respectively, and incorporated herein by reference.

Pro forma financial information

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2025, giving effect to the Restructuring Transactions and prepared in accordance with Article 11 of Regulation S-X, which presents the combination of the financial information of Ridgetech, Inc. and its consolidated subsidiaries and former VIEs and Ridgeline International Limited and its consolidated subsidiaries, is filed with this Form 6-K as Exhibit 99.3 and incorporated herein by reference.

These unaudited pro forma condensed combined and consolidated financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Restructuring Transactions actually been completed on the assumed date or for the period presented. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined and consolidated financial information.

Exhibits.

Exhibit No.	Description
23.1	Consent of YCM CPA Inc.
99.1	Consolidated financial statements of Ridgeline International Limited as of and for the years ended March 31, 2024
99.2	Interim unaudited financial statements of Ridgeline International Limited as of and for the six months ended September 30, 2024
99.3	Unaudited pro forma condensed combined statement of operations for the year ended March 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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